UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                          SCHEDULE 13G


           Under the Securities Exchange Act of 1934

                      (Amendment No. ___ )

               Ramtron International Corporation
-----------------------------------------------------------------------------
                        (Name of Issuer)

                 Common Stock, $0.01 par value
-----------------------------------------------------------------------------
                 (Title of Class of Securities)

                           751907304
         ---------------------------------------------
                         (CUSIP Number)



                       December 13, 1999
         ---------------------------------------------
    (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                         [ ]  Rule 13d-1(b)
                         [x]  Rule 13d-1(c)
                         [ ]  Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 751907304                                   Page 2 of 10

1    NAME OF REPORTING PERSON

          Castle Creek Technology Partners LLC


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a)
                                                -----

                                             (b)  X
                                                -----

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware
                                       5    SOLE VOTING POWER
NUMBER OF SHARES                                  None
BENEFICIALLY OWNED
BY EACH REPORTING                      6    SHARED VOTING POWER
PERSON WITH                                       1,060,707

                                       7    SOLE DISPOSITIVE POWER
                                                  None

                                       8    SHARED DISPOSITIVE POWER
                                                  1,060,707

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,060,707

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          6.93%

12   TYPE OF REPORTING PERSON (See Instructions)
          OO

CUSIP NO. 751907304                                   Page 3 of 10

1    NAME OF REPORTING PERSON

          Castle Creek Partners, L.L.C.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a)
                                                -----

                                             (b)  X
                                                -----

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Illinois

                                         5    SOLE VOTING POWER
NUMBER OF SHARES                                  None
BENEFICIALLY OWNED
BY EACH REPORTING                        6    SHARED VOTING POWER
PERSON WITH                                       1,060,707

                                         7    SOLE DISPOSITIVE POWER
                                                  None

                                         8    SHARED DISPOSITIVE POWER
                                                  1,060,707

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,060,707

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          6.93%

12   TYPE OF REPORTING PERSON (See Instructions)
          OO

CUSIP NO. 751907304                                   Page 4 of 10

1    NAME OF REPORTING PERSON

          John D. Ziegelman


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a)
                                                -----

                                             (b)  X
                                                -----

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

                                       5    SOLE VOTING POWER
NUMBER OF SHARES                                  None
BENEFICIALLY OWNED
BY EACH REPORTING                       6    SHARED VOTING POWER
PERSON WITH                                       1,060,707

                                       7    SOLE DISPOSITIVE POWER
                                                  None

                                       8    SHARED DISPOSITIVE POWER
                                                  1,060,707

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,060,707

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          6.93%

12   TYPE OF REPORTING PERSON (See Instructions)
          IN

CUSIP NO. 751907304                                   Page 5 of 10

1    NAME OF REPORTING PERSON

          Daniel Asher


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a)
                                                -----

                                             (b)  X
                                                -----

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

                                   5    SOLE VOTING POWER
NUMBER OF SHARES                             None
BENEFICIALLY OWNED
BY EACH REPORTING                  6    SHARED VOTING POWER
PERSON WITH                                  1,060,707

                                   7    SOLE DISPOSITIVE POWER
                                             None

                                   8    SHARED DISPOSITIVE POWER
                                             1,060,707

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,060,707

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          6.93%

12   TYPE OF REPORTING PERSON (See Instructions)
          IN

ITEM 1 (A) NAME OF ISSUER:

     Ramtron International Corporation (the "Issuer").

ITEM 1 (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     1850 Ramtron Drive, Colorado Springs, CO 80921

ITEM 2 (A) NAME OF PERSON FILING:

     The names of the persons filing this statement (the "Reporting Persons") are Castle Creek Technology Partners LLC ("CC Technology"), Castle Creek Partners, L.L.C. ("Advisors"), John D. Ziegelman ("Ziegelman") and Daniel Asher ("Asher").

ITEM 2 (B) ADDRESS OF PRINCIPAL OFFICE:

     The address of the principal office of each of the Reporting Persons is 77 West Wacker Drive, Suite 4040, Chicago, IL 60601.

ITEM 2 (C) CITIZENSHIP:

     Advisors is an Illinois limited liability company. CC Technology is a Delaware limited liability company. Mr. Ziegelman and Mr. Asher are citizens of the United States of America.

ITEM 2 (D) TITLE OF CLASS OF SECURITIES:

     This statement relates to Common Stock, $0.01 par value of the Issuer ("Common Stock").

ITEM 2 (E) CUSIP NUMBER:   751907304

ITEM 3 If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), check whether the person filing is a:

     (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b)  [ ]  Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [ ] An investment advisor in accordance with Section 240.13d -1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.   OWNERSHIP:

     (a)-(b) CC Technology beneficially owns 1,060,707 shares of Common Stock (the "Shares") which constitutes approximately 6.93% of the Common Stock outstanding as of December 13, 1999. Each of Advisors, through its relationship as investment manager of CC Technology and Ziegelman and Asher, through their relationships with CC Technology and Advisors, may be deemed to beneficially own all of such 1,060,707 Shares, constituting approximately 6.93% of the Common Stock outstanding.

     (c) Acting through Advisors, its investment manager, CC Technology has shared power to vote or to direct the vote and to dispose or direct the disposition of all of the 1,060,707 Shares. Advisors, as the investment manager of CC Technology and Mr. Ziegelman and Mr. Asher as the managing members of Advisors, each may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of all of such Shares.

     The Reporting Persons expressly declare that the filing of this statement on Schedule 13G shall not be construed as an admission that they are, for the purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owners of any securities covered by this statement.

ITEM 5   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     This item is not applicable

ITEM 6   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the Reporting Persons.

ITEM 7   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES
WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
HOLDING COMPANY.

     This item is not applicable.

ITEM 8   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.

     This item is not applicable.

ITEM 9   NOTICE OF DISSOLUTION OF GROUP.

     This item is not applicable.

ITEM 10   CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 15, 1999

CASTLE CREEK TECHNOLOGY PARTNERS LLC       CASTLE CREEK PARTNERS, L.L.C.

By: CASTLE CREEK PARTNERS, L.L.C.
                                           By: /s/ John D. Ziegelman
                                               ---------------------
                                               John D. Ziegelman
   By: /s/ John D. Ziegelman
       ---------------------
      John D. Ziegelman


/s/ Daniel Asher
----------------
Daniel Asher


/s/ John D. Ziegelman
---------------------
John D. Ziegelman

                            EXHIBIT A

                 Agreement Relating to the Filing
               of Joint Statements on Schedule 13G
                    Pursuant to Rule 13d-1(k)

It is agreed among the undersigned that the Schedule 13G Statement to which this document is attached as Exhibit A is filed on behalf of each of the undersigned as provided in Rule 13d-1(k) of the General Rules and Regulations of the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Dated: December 15, 1999

CASTLE CREEK TECHNOLOGY PARTNERS LLC      CASTLE CREEK PARTNERS, L.L.C.

By: CASTLE CREEK PARTNERS, L.L.C.
                                          By: /s/ John D. Ziegelman
                                              ---------------------
                                              John D. Ziegelman
     By: /s/ John D. Ziegelman
         ---------------------
          John D. Ziegelman
                                        /s/ Daniel Asher
                                        -------------------------
                                        Daniel Asher
/s/ John D. Ziegelman
---------------------
John D. Ziegelman